

June 2, 2021

Jianwei Li
Chairman and Co-Chief Executive Officer
TradeUP Acquisition Corp.
437 Madison Avenue, 27th Floor
New York, NY 10022

> **Re: TradeUP Acquisition Corp.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed May 28, 2021**
> **File No. 333-253322**

Dear Mr. Li:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 27, 2021 letter.

Amendment No. 6 to Registration Statement on Form S-1

Prospectus Cover Page, page 1

1.   We note your response to prior comment 3 and re-issue in part. Please revise your disclosure to identify the "anchor investors," described as qualified institutional buyers or institutional accredited investors, who may purchase up to 69.3% of the units in this offering.

You may contact Steve Lo, Staff Accountant, at 202-551-3394 or Raj Rajan, Staff Accountant, at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or, in her absence, Timothy S. Levenberg, Special Counsel, at 202-551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Arila Zhou, Esq.